Exhibit 99.1

Cool Company Ltd. Announces Time Charter

12-month charter adds to Company’s contracted backlog

Vessel to be converted to environmentally friendly LNGe specifications during charter period; innovative mechanism for lowering emissions and sharing cost savings

HAMILTON, Bermuda--(BUSINESS WIRE)--February 7, 2024--Cool Company Ltd. (NYSE: CLCO / CLCO.OL, “CoolCo” or the “Company”) announced today that it has entered into a new time charter agreement for one of its TFDE vessels. The 12-month time charter is with Santos Shipping Singapore Pte Ltd and is scheduled to commence in the first quarter of 2024.

In the third quarter of 2024, the vessel is expected to undergo its scheduled drydock, at which time the Company also intends to upgrade the vessel to LNGe specifications. LNGe specification upgrades include the addition of reliquefaction capability via state-of-the-art sub-coolers, as well as air lubrication systems and a range of optimizations and upgrades intended to enhance efficiency and reduce emissions. In line with the anticipated enhanced performance profile of the vessel following the LNGe specification upgrades, the charter includes an innovative commercial mechanism to reward both the charterer and CoolCo.

The Santos charter takes CoolCo’s fleet utilization to 100% until our next vessel becomes available, not before the end of the second quarter. This enables CoolCo management to extend its total operating revenue guidance to $88-89 million for 1Q24 ($99 million 1Q23) and $84-85 million for 2Q24 ($90 million 2Q23), subject to no technical off-hire. The anticipated lower expected revenue range in the second quarter of 2024 is primarily related to off-hire during a scheduled drydock of another vessel that is expected to be completed within the same quarter. The 1Q23 comparison period includes a contribution from the Seal, a vessel that was sold in 1Q23.

“We are delighted with this innovative agreement that provides and aligns incentives between the owner and the charterer, which is expected to enhance efficiency and minimize emissions on one of our modern TFDE vessels,” said Richard Tyrrell, CEO of CoolCo. “This groundbreaking charter is the first to incorporate our LNGe upgrade and our first with Santos. It serves as a model for joint participation in the benefits of our investment in upgrading existing vessels.”

ABOUT COOLCO

CoolCo is an LNG Carrier pure play with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s quarterly dividend for common shareholders. In addition to the built-in and funded growth from two newbuilds scheduled to be delivered in the second half of 2024, CoolCo’s strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment. Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of the world’s leading companies in addition to providing such services to third parties. CoolCo benefits from the scale and stature of Eastern Pacific Shipping and its affiliates, encompassing CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to dealflow. CoolCo supports the world’s decarbonization and energy security needs and has stated its intention to reduce its emissions by 10-15% through its LNGe upgrade program, as part of a fleet-wide improvement target of 35% between 2019 and 2030.

Additional information about CoolCo can be found at www.coolcoltd.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements which reflect management’s current expectations, estimates and projections about its operations and with respect to CoolCo’s agreement for a time charter of a vessel, including the terms of the charter with Santos, any expected benefits from the charter with Santos, revenue guidance forecasts, the expected drydocking schedule of our vessels, delivery dates of newbuilds, our strategy, our intention to reduce carbon emissions and any expected performance of our LNGe upgrade program, emissions reduction and improvement targets and other non-historical statements. Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” “guidance” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements. These risks and uncertainties include risks relating to future industry conditions, risks that revenue guidance forecasts may differ and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements pursuant to Regulation EU 596/2014 (MAR) article 19 number 3 and Section 5-12 the Norwegian Securities Trading Act.

Contacts

c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com
Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer